UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Cap Rock Energy Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

13910R 10 2

(CUSIP Number)

Ronald W. Lyon

Cap Rock Energy Corporation Shareholders’ Trust

115 S. Travis Street

Sherman, Texas 75090

(903)813-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13910R 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cap Rock Energy Corporation Shareholders’ Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,196

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,196

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%*

14.	Type of Reporting Person (See Instructions) OO

* The percent is calculated pursuant to Section 13(d)(3) of the Securities Exchange Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alfred J. Schwartz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,391

	8.	Shared Voting Power 9,196

	9.	Sole Dispositive Power 17,391

	10.	Shared Dispositive Power 9,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,587

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%*

14.	Type of Reporting Person (See Instructions) IN

* The percent is calculated pursuant to Section 13(d)(3) of the Securities Exchange Act

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Newell Tate

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,304

	8.	Shared Voting Power 9,196

	9.	Sole Dispositive Power 20,304

	10.	Shared Dispositive Power 9,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%*

14.	Type of Reporting Person (See Instructions) IN

* The percent is calculated pursuant to Section 13(d)(3) of the Securities Exchange Act

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share, of Cap Rock Energy Corporation (the “Company” or the “Issuer”), a publicly held corporation. This Statement supplements and amends the statement on Schedule 13D originally filed by the Cap Rock Energy Corporation Shareholders’ Trust (the Trust”) and its Trustees with the Commission on October 3, 2002 (as amended, the "Schedule 13D"), as amended by Amendment Number 1, filed January 7, 2005, and Amendment Number 2, filed December 15, 2005.

The address of the principal executive office of the Company is 500 West Wall Street, Suite 400, Midland, Texas 79701.

Item 2.	Identity and Background

This statement is filed on behalf of the Cap Rock Energy Corporation Shareholders' Trust (the "Trust") and its Trustees, Alfred J. Schwartz and Newell Tate. The Trust and its Trustees are sometimes referred to herein as the "Reporting Persons."  This statement is being filed to reflect that on April 20, 2006 the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

The Trust was established by the Issuer under the laws of the State of Texas. The Trust has no activities beyond those granted in the trust document and relates to the holding of  shares of the Issuer (the "Shares"), on behalf of former members of Cap Rock Electric Cooperative, Inc. (the "Cooperative") whose current addresses are unknown and who would have received those Shares in connection with the conversion of the Cooperative into the Company. The principal business address of the Trust is 115 S. Travis Street, Sherman, Texas 75090.

As a result of their positions as Trustees of the Trust, Alfred J. Schwartz and Newell Tate are also filing this Schedule. They are deemed to be indirect beneficial owners of the Shares because of their voting and investment powers as Trustees. The Trust and each of the Trustees disclaim beneficial interest in any of the Shares reported in the Trust. Newell Tate owns 20,304 shares of the Company on his own behalf, and has sole voting power over those shares. Alfred Schwartz owns 17,391 shares of the Company on his own behalf, and has sole voting power over those shares.

Alfred J. Schwartz is a farmer and businessman whose address is 2765 FM 3093, Garden City, Texas 79739. Newell Tate is a farmer and businessman whose address is P.O. Box 71, Tarzan, Texas 79783. The Trustees are citizens of the United States of America.

During the last five years, none of the Reporting Persons have been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of which they are subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction
Not Applicable.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided by the Company, the Company had 1,647,844 shares of common stock outstanding as of March 28, 2006. The aggregate number of shares held by the Trust is 9,196, representing 0.6% of the outstanding shares. The aggregate number of shares in which Alfred J. Schwartz has a beneficial interest, personally and as a trustee of the Trust, is 26,587, representing 1.6% of the outstanding shares. The aggregate number of shares in which Newell Tate has a beneficial interest, personally and as a trustee of the Trust, is 29,500, representing 1.8% of the outstanding shares.

(b) For each Reporting Person:

	Shareholders’ Trust	Alfred J. Schwartz	Newell Tate

1. Sole power to vote or to direct vote:	0	17,391	20,304

2. Shared power to vote or to direct vote:	9,196	9,196	9,196

3. Sole power to dispose or to direct the disposition:	0	17,391	20,304

4. Shared power to dispose or to direct disposition:	9,196	9,196	9,196

Alfred J. Schwartz and Newell Tate, as Trustees of the Trust, have shared power to vote and dispose of the Shares, subject to the restrictions contained in the Trust Agreement, as amended, and the Voting Agreement.  Newell Tate has sole power to vote and dispose of 20,304 shares which are owned on his own behalf.   Alfred Schwartz has sole power to vote and dispose of 17,391 shares which are owned on his own behalf. See Item 2 for a description of the Identity and Background of the Trustees.

(c) The Trust made the following dispositions to during the past 60 days:

Number
Date	of Shares
April 20, 2006	314,578

All of the shares disposed of were transferred to various state agencies pursuant to the escheat laws of various states. Because no amount was paid or received in connection with the transfers, there is no dollar values recorded herein.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e) On April 20, 2006, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2006	Cap Rock Energy Corporation Shareholders’ Trust
	By:	/s/ Alfred J. Schwartz
Name: Alfred J. Schwartz
Title: Trustee

Date: April 24, 2006	Cap Rock Energy Corporation Shareholders’ Trust
	By:	/s/ Newell Tate
Name: Newell Tate
Title: Trustee

Date: April 24, 2006	Alfred J. Schwartz, Individually
	By:	/s/ Alfred J. Schwartz
Alfred J. Schwartz

Date: April 24, 2006	Newell Tate, Individually
	By:	/s/ Newell Tate
Newell Tate